Consent of Independent Registered Public Accounting Firm
The Board of Directors
Enterprise Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-3 of Enterprise Bancorp, Inc. of our reports dated March 15, 2016 with respect to the consolidated balance sheets of Enterprise Bancorp, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of Enterprise Bancorp, Inc.

We also consent to the reference to our firm under the heading “Experts” in the prospectus that constitutes a part of such registration statement.

/s/ KPMG LLP

Boston, Massachusetts
August 10, 2017